UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

 Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: July 30, 2013

Cementos Pacasmayo S.A.A. Announces Consolidated
Results for Second Quarter 2013

Lima, Peru, July 30, 2013 – Cementos Pacasmayo S.A.A. and subsidiaries (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Cementos Pacasmayo”) a leading Peruvian cement company, announced today its consolidated results for the second quarter (“2Q13”) and six-month (“6M13”) periods ended June 30, 2013. These results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are stated in nominal Peruvian Nuevos Soles (S/.).

Financial Highlights:

It is important to note the following highlights:

●	Cement sales volume increased 9.1% in 2Q13 compared to 2Q12

●	Gross margin increased from 37.0% in 2Q12 to 45.4% in 2Q13

●	Consolidated EBITDA increased 60.0% in 2Q13 compared to 2Q12 (S/. 91.5 million vs. S/. 57.2 million).

●	Consolidated EBITDA margin increased from 21.5% in 2Q12 to 31.0% in 2Q13

●	Operating profit increased 72.9% in 2Q13 compared to 2Q12

●	Net income decreased 21.7% in 2Q13 compared to 2Q12, mainly due to exchange rate fluctuations

For more information please visit www.cementospacasmayo.com.pe/investors or contact:
In Lima: Manuel Ferreyros, CFO Claudia Bustamante, Head of Investor Relations Tel: (511) 317‐6000 ext. 2165 Email: cbustamante@cpsaa.com.pe	In New York: Rafael Borja / Melanie Carpenter i‐advize Corporate Communications, Inc. Tel: (212) 406‐3693 E‐mail: cementospacasmayo@i-advize.com

                   Second Quarter 2013 Earnings Release

	Financial and Operating Results
	2Q13	2Q12	Var %		6M13	6M12	Var %
In thousands of metric tons
Cement, concrete and blocks volume	549.4	503.7	9.1%		1,118.8	1,038.2	7.8%
Quicklime volume	18.5	26.8	-31.0%		36.6	56.4	-35.1%

In millions of S/.
Sales of goods	295.2	265.5	11.2%		586.5	542.8	8.1%
Gross profit	134.1	98.2	36.6%		254.7	207.7	22.6%
Operating profit	77.8	45.0	72.9%		146.9	104.8	40.2%
Net income	23.4	29.9	-21.7%		68.5	69.8	-1.9%
Net income of controller	23.9	30.8	-22.4%		69.9	71.4	-2.1%
Consolidated EBITDA	91.5	57.2	60.0%		172.8	128.8	34.2%
Cement EBITDA	94.1	60.6	55.3%		178.6	133.8	33.5%
Gross Margin	45.4%	37.0%	8.4	pp.	43.4%	38.3%	5.1	pp.
Operating Margin	26.4%	16.9%	9.5	pp.	25.0%	19.3%	5.7	pp.
Net income Margin	7.9%	11.3%	-3.4	pp	11.7%	12.9%	-1.2	pp.
Net Income of Controller Margin	8.1%	11.6%	-3.5	pp.	11.9%	13.2%	-1.3	pp.
Consolidated EBITDA Margin	31.0%	21.5%	9.5	pp.	29.5%	23.7%	5.8	pp.
Cement EBITDA Margin	31.9%	22.8%	9.1	pp.	30.5%	24.6%	5.9	pp.

                   Second Quarter 2013 Earnings Release

Economic Overview for 2Q13:

During the 2Q13, emerging market economies, in general, experienced a capital outflow due to speculation about the withdrawal of monetary stimulus by the FED and the possibility of a slower pace of growth in China. This scenario is affecting the Peruvian economy through the depreciation of the exchange rate, a reduction of foreign credit lines for local banks, higher interest rates in the capital markets and a drop in industrial metal prices. This has led major banks and analysts to a revise estimated growth slightly downward (between 5.3% and 5.9%, compared to 6.0% and 6.3%).

It is important to note that despite the uncertainty and instability that exists in the global market, its impact on the Peruvian economy is expected to be moderate, because it is a country with solid economic fundamentals that has the necessary tools to face this global environment. If necessary, the Central Reserve Bank of Peru has at its disposal various instruments to inject dollars into the economy and prevent a further depreciation: (i) international reserves of over US$ 67 billion (about 32% of GDP), and (ii) capacity to reduce the reserve rates (currently at historical highs). In addition to these measures, the banking system is stable and solid, making it less vulnerable to international financial volatility.

Domestic demand will continue to be the main engine of growth in Peru. The consumer confidence index measured by Apoyo Consultoria increased in June from the previous month, and remains at levels above 50 points, which indicates that the number of families that perceived improvements in consumer conditions is higher than those that perceived deterioration. It is important to highlight that the increase was due primarily to a recovery in confidence of the middle-low and low income families, which are precisely those linked to the self-construction segment, the main driver of the Company’s sales.

                   Second Quarter 2013 Earnings Release

Main Infrastructure Projects in the Northern Region:

The current government has expressed its intention to increase and accelerate investment in infrastructure. Thus, in June the government announced that it had earmarked approximately US$ 780 million for infrastructure works. Similarly, a bill was presented to Congress to extend the Public Works Tax Deduction Law, a mechanism that allows companies to finance public investment projects in exchange for the payment of the Income Tax. These measures seek to accelerate the participation of the private sector in these projects, having undertaken S/. 159.6 million in the first six months of the year (55% more than in the same period the previous year) and is expected to reach S/. 600 million by year-end (more than four times the investment of 2012).

This potential increase in infrastructure investment generates a direct positive impact on the demand for cement. Bearing in mind the natural geographic segmentation of the market, we can infer that the vast majority of public and private infrastructure projects in the northern region would be served by Cementos Pacasmayo. Below is a list of what we consider to be the main projects according to their remittance of execution and amount of cement required:

Infrastructure Projects
Project	Region	State	Start
Quitaracsa Hydroelectric Plant	Ancash	Execution	2011
Chonta Dam	Cajamarca	Execution	2013
High Complexity Essalud Hospital	La Libertad	Execution	2012
Construccion of Evitamiento Highway	La Libertad	Execution	2013
Modernization of Chiclayo Airport	Lambayeque	Execution	2013
Olmos Irrigation Project	Lambayeque	Execution	2013
Alto Piura Huancabamba y Ayabaca Highway	Piura	Execution	2012
Paita Port	Piura	Execution	2012
Alto Piura Tunnel	Piura	Execution	2013
IIRSA Norte Highway	Various	Execution	2011
Modernization of the Talara Refinery	Piura	EIS approved*	2016
Zaña Hydroelectric Plant	Cajamarca	Feasability	2014
Chadin Hydroelectric Plant	Cajamarca	Feasability	Undefined
Chavimochic Irrigation Project	La Libertad	Call	2014

                   Second Quarter 2013 Earnings Release

Peruvian Cement Industry Overview:

Cement production in Peru is naturally segmented between three geographic regions: the northern region, the central region (including the Lima Metropolitan Area), and the southern region. Cementos Pacasmayo is the only cement manufacturer in the northern region of Peru. UNACEM mainly supplies the central region, while Cementos Yura and Cementos Sur operate in the southern region.

Cementos Pacasmayo supplies all cement needs in the northern region of Peru, which, according to the Instituto Nacional de Estadística e Informática (INEI) and Apoyo Consultoría, represented 23.2% of the country’s population and 14.8% of national Gross Domestic Product (“GDP”) in 2012.  During the four-year period between March 2009 LTM and March 2013 LTM , total cement consumption in Peru grew at a Compound Annual Growth Rate (‘CAGR”) of 10.5% according to INEI, driven by the country’s economic growth and, to a lesser extent, by spending in infrastructure. In the northern region, cement consumption grew at a CAGR of 11.2% during the same period. Despite this growth, Peru continues to have a significant housing deficit, estimated at 1.9 million households throughout the country by the Ministry of Housing, Construction and Sanitation.

In Peru, the majority of cement is sold to a highly fragmented base of consumers that tend to gradually buy bags of cement to build or to improve their homes, a segment the industry refers to as “self-construction”.

Peruvian Cement Market

Shipments by plant and market share

Northern Region (thousands of metric tons)						
Plant	2009	2010	2011	2012	Mar-13 LTM	% share
C. Pacasmayo	1,397	1,616	1,748	2,045	2,084	19.7%
C. Selva	160	195	196	200	189	1.8%
Imports	39	39	47	29	41	0.4%
Total	1,596	1,850	1,991	2,274	2,314	21.9%

Central Region (thousands of metric tons)						
Plant	2009	2010	2011	2012	Mar-13 LTM	% share
UNACEM	4,210	4,711	4,709	5,315	5,420	51.1%
Caliza Inca	63	97	104	157	176	1.7%
Imports	101	275	351	409	381	3.6%
Total	4,374	5,083	5,164	5,881	5,977	56.4%

Southern Region (thousands of metric tons)						
Plant	2009	2010	2011	2012	Mar-13 LTM	% share
C. Yura	1,008	1,159	1,260	1,689	1,902	17.9%
C. Sur	246	433	449	514	408	3.8%
Total	1,254	1,592	1,709	2,203	2,310	21.7%
National Total	7,224	8,525	8,864	10,358	10,601	

Official figures for cement sales by companies nationwide are provided by the INEI and disclosed with a quarter lag.

Selva
Pacasmayo
UNACEM
UNACEM
Caliza Inca
Sur
Yura

Source: INEI

                      Second Quarter 2013 Earnings Release

Operating Results:

Production:

Cement Production Volume
(thousands of metric tons)

	Production
	2Q13	2Q12	% Var.	6M13	6M12	Var%
Pacasmayo Plant	493.6	460.5	7.2%	1,008.3	925.5	8.9%
Rioja Plant	58.4	50.8	15.0%	98.0	101.0	-3.0%
Total	552.0	511.3	8.0%	1,106.3	1,026.5	7.8%

In 2Q13, total cement production volume in Pacasmayo plant rose 7.2% compared to 2Q12, while for 6M13 this figure increased 8.9% compared to 6M12.

Total cement production volume in Rioja Plant increased 15.0% in 2Q13 compared to 2Q12 due to initiation of operations of the plant’s expanded capacity.

Finally, for 6M13 total cement production volume rose 7.8% compared to 6M12.

Clinker Production Volume
(thousands of metric tons)

	Production
	2Q13	2Q12	% Var.	6M13	6M12	Var%
Pacasmayo Plant	338.4	286.1	18.3%	596.4	566.9	5.2%
Rioja Plant	56.6	41.5	36.4%	92.2	79.8	15.5%
Total	395.0	327.6	20.6%	688.6	646.7	6.5%

In 2Q13, clinker production volume increased 20.6% compared to 2Q12 mainly explained by the fact that there were stoppages for maintenance during 2Q12.  Likewise, the expansion of capacity at the Rioja plant increased the production of clinker to meet the demand for cement.

Quicklime Production Volume
(thousands of metric tons)

	Production
	2Q13	2Q12	% Var.	6M13	6M12	Var%
Pacasmayo Plant	19.5	26.3	-25.9%	35.9	58.6	-38.7%

In 2Q13, quicklime production volume decreased 25.9% compared to 2Q12, while for 6M13 this figure decreased 38.7% compared to 6M12 mainly explained by lower demand from the Company’s customers.  Quicklime is mainly used in the mining industry, which has decreased its production due to lower metal prices.

                      Second Quarter 2013 Earnings Release

Installed Capacity:

Installed Cement and Clinker Capacity

During 2Q13, the annual installed cement capacity at the Pacasmayo plant remained stable at 2.9 million metric tons. Annual installed cement capacity at the Rioja plant increased 0.24 million metric tons in 2Q13 reaching 0.44 million metric tons.

Furthermore, the annual installed clinker capacity at the Pacasmayo plant remained stable at 1.5 million metric tons. The annual installed clinker capacity at the Rioja plant increased 0.08 million metric tons in 2Q13 reaching 0.28 million metric tons.

Utilization Rate:

Pacasmayo Plant1 Utilization Rate
	Utilization Rate
	2Q13	2Q12	Var %	6M13	6M12	Var %
Cement	68.1%	63.5%	4.6 pp.	69.5%	63.8%	5.7 pp.
Clinker	90.2%	76.3%	13.9 pp.	79.5%	75.6%	3.9 pp.
Quicklime	32.5%	43.8%	- 11.3 pp.	29.9%	48.8%	-18.9 pp.

The utilization rate of cement production at the Pacasmayo plant increased 4.6 percentage points during 2Q13 compared to 2Q12, reaching a rate of 68.1%. Likewise, the utilization rate of cement production in 6M13 increased 5.7 percentage points reaching a ratio of 69.5%. These increases were mainly due to greater usage of the Company’s equipment to meet the growing demand in the northern region of Peru.

The clinker utilization rate increased 13.9 percentage points during 2Q13 compared to 2Q12, reaching a rate of 90.2%.  These increases were mainly due to the absence of maintenance stoppages during the period.

Furthermore, the quicklime utilization rate decreased 11.3 percentage points during 2Q13, compared to 2Q12, while for 6M13 this rate decreased 18.9 percentage points compared to 6M12, due to a decline in demand because of lower metal prices.

Rioja Plant2 Utilization Rate
	Utilization Rate
	2Q13	2Q12	Var %	6M13	6M12	Var %
Cement	53.1%	100.0%	N/R	44.5%	100.0%	N/R
Clinker	80.9%	83.0%	N/R	65.9%	79.8%	N/R

The utilization rate of cement production at the Rioja plant reached 53.1% in 2Q13 and 44.5% in 6M13. Utilization rates are not comparable with 2Q12 and 6M12 because of an increase in the capacity of cement production of over 100% during this quarter

¹–² The utilization rate of clinker reached 80.9% in 2Q13 and 65.9% in 6M13. This is mainly due to an increase in the capacity of clinker production during this period.

                      Second Quarter 2013 Earnings Release

Financial Results:

The following table shows a summary of the Consolidated Financial Results:

Consolidated Financial Results (in millions of Nuevos Soles S/.)

	Income Statement
	2Q13	2Q12	% Var.	6M13	6M12	% Var.
Sales of goods	295.2	265.5	11.2%	586.5	542.8	8.1%
Gross Profit	134.1	98.2	36.6%	254.7	207.6	22.7%
Total operating expenses, net	-56.3	-53.2	5.8%	-107.8	-102.9	4.8%
Operating Profit	77.8	45.0	72.9%	146.9	104.7	40.3%
Total other expenses, net	-44.1	-3.3	N/R	-47.5	-6.9	N/R
Profit before income tax	33.7	41.7	-19.2%	99.4	97.8	1.6%
Income tax expense	-10.3	-11.8	-12.7%	-30.9	-28.0	10.4%
Net Income	23.4	29.9	-21.7%	68.5	69.8	-1.9%
Non-controlling interests	0.5	0.9	-44.4%	1.4	1.6	-12.5%
Net Income of controller	23.9	30.8	-22.4%	69.9	71.4	-2.1%

It is important to mention that net income in 2Q13 was affected by the negative effect of exchange rate fluctuations which increased from S/. 2.589 per US$ 1.00 as of March 31, 2013 to S/. 2.783 per US$ 1.00 as of June 30, 2013 (7.5%). The effect in this variation is mainly due to the Company’s debt of US$ 300 million, net of a cash position of approximately US$ 120 million.

Sales of goods:

The following table shows the Sales of Goods and their respective margins by business segment:

Sales of goods: Cement, concrete and blocks (in millions of Nuevos Soles S/.)

	Cement, concrete and blocks
	2Q13	2Q12	Var %	6M13	6M12	Var %
Sales of goods	262.0	215.6	21.5%	519.1	438.7	18.3%
Cost of Sales	-132.9	-122.0	8.9%	-271.4	-241.3	12.5%
Gross Profit	129.1	93.6	37.9%	247.7	197.4	25.5%
Gross Margin	49.3%	43.4%	5.9 pp	47.7%	45.0%	2.7 pp

Sales of cement, concrete and blocks increased 21.5% in 2Q13 compared to 2Q12, mainly driven by strong demand in the northern region of Peru, a trend that began in 2012.

Growth of Peru’s GDP during 2Q13 was 6.0% and growth for construction GDP in the same period was approximately 11.9% according to Apoyo Consultoría. The growth in the construction sector is closely linked to the growth of Peru’s GDP, with a historical average of 1.8 times.

                      Second Quarter 2013 Earnings Release

Similarly, the “self-construction” segment continued to drive sales as a result of economic growth registered in the northern region of Peru. Additionally, favorable financing conditions and the creation of quality jobs drove growth in private consumption leading to increased cement sales volume.

Sales and gross profit for cement, concrete and blocks during 2Q13 were comprised as follows:

Sales growth of the cement, concrete and blocks segment during 2Q13 was primarily driven by an increase in cement sales, which rose 17.0% compared to the same period in 2012, and sales growth of concrete, which rose 63.2% compared to 2Q12, representing an increase in sales volume of 58.1%.

Gross profit of cement, concrete and blocks increased by S/. 35.5 million in 2Q13 compared to 2Q12.

It is important to note that gross margin for this segment increased 5.9 percentage points in 2Q13 compared to 2Q12. This is mainly due to improvements within the production process which: lowered electricity costs, improved coal mix, replaced imported additives with others available domestically, and lowered consumption of imported clinker, having used 21 thousand MT in 2Q13 vs. 38 thousand MT in 2Q12. Additionally, a reorganization of the maintenance area was implemented, which allowed for the optimization of third-party services.

                      Second Quarter 2013 Earnings Release

Sales of goods: Construction Supplies3 (in millions of Nuevos Soles S/.)

	Construction Supplies
	2Q13	2Q12	Var %	6M13	6M12	Var %
Sales of goods	23.0	35.9	-35.9%	47.4	74.1	-36.0%
Cost of Sales	-22.2	-34.6	-35.8%	-45.9	-71.6	-35.9%
Gross Profit	0.8	1.3	-38.5%	1.5	2.5	-40.0%
Gross Margin	3.5%	3.6%	-0.1 pp	3.2%	3.4%	-0.2 pp

During 2Q13, sales of construction supplies decreased 35.9% compared to 2Q12 primarily due to increased competition in this segment. However, gross margin remained at the same levels when comparing 2Q13 and 2Q12.

Similarly, sales of construction supplies decreased 36.0% in 6M13 compared to 6M12.

Sales of goods: Quicklime (in millions of Nuevos Soles S/.)

	Quicklime
	2Q13	2Q12	Var %	6M13	6M12	Var %
Sales of goods	9.9	13.9	-28.8%	19.4	29.5	-34.2%
Cost of Sales	-6.4	-10.6	-39.6%	-14.1	-21.7	-35.0%
Gross Profit	3.5	3.3	6.1%	5.3	7.8	-32.1%
Gross Margin	35.4%	23.7%	11.7 pp.	27.3%	26.4%	0.9 pp.

Quicklime sales decreased 28.8% in 2Q13 compared to 2Q12, and decreased 34.2% in 6M13 compared to 6M12. Nevertheless, gross margin increased 11.7 percentage points in 2Q13 compared to 2Q12, and increased 0.9 percentage points in 6M13 compared to 6M12. Growth in gross margin was mainly due to lower consumption of energy and decreased fixed costs, as well as higher prices.

  3 Construction supplies include the following products: steel rebars, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

                      Second Quarter 2013 Earnings Release

Operating Expenses:

Administrative expenses (in millions of Nuevos Soles S/.)

	Administrative expenses
	2Q13	2Q12	% Var.	6M13	6M12	% Var.
Personnel expenses	22.6	21.1	7.1%	46.9	40.9	14.7%
Third-party services	17.7	19.0	-6.8%	30.0	34.3	-12.5%
Board of directors compensation	1.5	1.3	15.4%	2.8	2.7	3.7%
Depreciation and amortization	3.2	3.4	-5.9%	6.0	6.2	-3.2%
Other	2.9	3.0	-3.3%	5.9	6.2	-4.8%
Total	47.9	47.8	0.2%	91.6	90.3	1.4%

During 2Q13, administrative expenses remained stable compared to 2Q12. Similarly, administrative expenses in 6M13 remained at the same levels compared to 6M12.

Selling and distribution expenses (in millions of Nuevos Soles S/.)

	Selling and distribution expenses
	2Q13	2Q12	% Var.	6M13	6M12	% Var.
Personnel expenses	3.2	3.2	-	7.2	6.6	9.1%
Advertising and promotion	2.9	2.6	11.5%	5.7	5.3	7.5%
Other	0.9	1.0	-10.0%	1.6	2.0	-20.0%
Total	7.0	6.8	2.9%	14.5	13.9	4.3%

During 2Q13, selling and distribution increased 2.9% compared to 2Q12 and 4.3% in 6M13 compared to 6M12 as a result of a slight increase in advertising expenses, in line with higher sales volume. It is important to note that the total amount spent in advertising and promotion is less than 1% of sales.

                      Second Quarter 2013 Earnings Release

EBITDA Reconciliation:

Consolidated EBITDA (in millions of Nuevos Soles S/.)

	Consolidated EBITDA
	2Q13	2Q12	Var %.	6M13	6M12	Var %.
Net Income	23.4	29.9	-21.7%	68.5	69.8	-1.9%
+ Income tax expense	10.3	11.9	-13.4%	30.9	28.0	10.4%
- Finance income	-7.6	-6.2	22.6%	-15.1	-12.2	23.8%
+ Finance costs	9.9	9.3	6.5%	17.5	18.5	-5.4%
+/- Net (loss) gain from exchange rate	41.8	0.2	N/R	45.0	0.7	N/R
+ Depreciation and Amortization	13.7	12.1	13.2%	26.0	24.0	8.3%
Consolidated EBITDA	91.5	57.2	60.0%	172.8	128.8	34.2%
EBITDA from FdP and Salsud *	2.6	3.4	-23.5%	5.8	5.0	16.0%
Cement EBITDA	94.1	60.6	55.3%	178.6	133.8	33.5%

* Corresponds to EBITDA from projects for Fosfatos del Pacifico and Salmueras Sudamericanas which are not linked to the cement business and are currently in pre-operating stages, therefore they are not generating revenues.

Consolidated EBITDA increased 60.0%, equivalent to S/.34.3 million in 2Q13 compared to 2Q12, reaching a total of S/. 91.5 million. Similarly, during 6M13 consolidated EBITDA increased 34.2% equivalent to S/. 44.0 million compared to 6M12 due to cost improvements as mentioned above, and expenses remaining flat when compared to the same period of 2012.

Cash and Debt Position:

Consolidated Cash (in millions of Nuevos Soles S/.)

As of June 30, 2013, the Company’s cash position was S/. 991.6 million (US$ 356.3 million). This balance includes certificates of deposits for S/. 612.8 million (US$ 220.2 million) distributed as follows:

	Amount (S/.)	Interest Rate	Initial Date	Maturity Date
Banco de Crédito del Perú	S/. 201.8	4.10%	February 23, 2012	August 16. 2013
BBVA Banco Continental	S/. 125.0	3.65%	February 27, 2013	February 27, 2014
BBVA Banco Continental	S/. 102.0	3.80%	June 27, 2013	December 24, 2013
BBVA Banco Continental	S/. 60.0	3.60%	May 3, 2013	August 26, 2013
BBVA Banco Continental	S/. 50.0	3.70%	June 27, 2013	September 25, 2013
BBVA Banco Continental	S/. 50.0	3.70%	June 27, 2013	September 25, 2013
Banco de Crédito del Perú	S/. 17.0	3.50%	June 25, 2013	July 15, 2013
Others	S/. 7.0
Total	S/. 612.8

Other deposits include certificates of deposit in Peruvian Nuevos Soles and in U.S. Dollars held by the Company’s subsidiaries.

The remaining balance of S/. 378.8 million (US$ 136.1 million) is held in Company bank accounts, including mainly around US$ 120 million held in a foreign bank account.

                      Second Quarter 2013 Earnings Release

Debt Position:

Consolidated Debt (in millions of Nuevos Soles S/.)

As of June 30, 2013, the Company reported total outstanding debt of S/. 834.9 million (US$ 300 million), which corresponded to the international issuance conducted in February 2013. The Notes have a coupon of 4.50% with a maturity of 10 years bullet.

Below are the contractual obligations with payment deadlines related to the Company’s debt, including interest:

	Payments due by period
	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
Indebtedness	-	-	-	834.9	834.9
Future interest payments	37.6	75.1	75.1	187.9	375.7
Total	37.6	75.1	75.1	1,022.8	1,210.6

Capex

Capex (in millions of Nuevos Soles S/.)

As of June 30, 2013, the Company invested S/. 118.7 million (US$ 42.7), allocated to the following projects:

Projects	6M13
New Piura Plant	37.6
Phosphate Project	27.6
Expansion of Rioja Plant	14.2
Concrete and aggregates equipment	11.2
Expansion of Pacasmayo Plant	10.8
Construction of diatomite brick plant	5.8
Other investing activities*	11.5
Total	118.7
* Includes capital expenditures in the Pacasmayo and Rioja plants, as well as investments in machinery, equipment and overhauls.

                      Second Quarter 2013 Earnings Release

Projects:

Fosfatos del Pacífico S.A.

In December 2011, the Company sold a 30.0% stake in the Fosfatos del Pacifico S.A. subsidiary for US$ 46.1 million (S/. 117.6 million) to an affiliate of Mitsubishi Corporation, a globally-integrated company listed on the Tokyo Stock Exchange, which develops and operates business in multiple sectors.

In accordance with the terms of sale, Mitsubishi Corporation signed a long-term contract of purchase and sale (Off Take Agreement), in which it commits to acquire 2.0 million metric tons of phosphate per year with the option to buy an additional 0.5 million metric tons per year. The agreement has a term of 20 years.

The Company hired companies to begin a basic engineering study for the project’s various sections. Those selected were: Golder Associates to study the mine, a FL Smidth Minerals-Jacobs-Golder Associates consortium to study the plant, Berenguer Ingenieros to study the port, in addition to Pepsa Tecsult and Aecom to study the electrical transmission and water.  The Company expects to have the basic engineering study completed during the third quarter 2013, which will more accurately measure the project.

Salmueras Sudamericanas S.A.

In 2011, the Company signed an agreement with Quimica del Pacifico (Quimpac), a leading Peruvian chemical company, to establish Salmueras Sudamericanas S.A., in which the Company has a 74.9% stake, with Quimpac holding the remaining 25.1%.

Currently, the Company is in the basic engineering development stage with German company, K-UTEC AG Salt Technologies, which has over 50 years of experience in the salt business, which will provide accurate information with which to measure the size of the industrial complex and provide more details regarding the production process.

Due to the complexity of our brine project, and in accordance with our strategy of disciplined capital expenditures, in order to develop this project we must first obtain the results of the basic engineering study and the local community agreements for the exploitation of these mineral resources.

Recent Events

●
Environmental Impact Study for New Plant in Piura – At the end of May 2013, the Company obtained the approval of the environmental impact study for the construction of the new cement plant in Piura. With this approval it will be possible to begin construction in the coming months.

●
Corporate Governance Index – On July 2, 2013, the Lima Stock Exchange (BVL) recognized Cementos Pacasmayo S.A.A. for the Company’s corporate governance practices. For the fourth consecutive year, Cementos Pacasmayo was selected as part of the Good Corporate Government Index (IGBC) for the 2013-2014 period.

                      Second Quarter 2013 Earnings Release

About Cementos Pacasmayo S.A.A.
Cementos Pacasmayo S.A.A. is a leading Peruvian cement company, and the only cement manufacturer in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC". With more than 55 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as concrete blocks and ready-mix concrete. Cementos Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe/investors/

Note: The Company presented some figures converted from Nuevos Soles to U.S. Dollars for comparison purposes. The exchange rate used to convert Nuevos Soles to U.S. dollars was S/. 2.783 per US$ 1.00, which was the exchange rate, reported as of June 30, 2013 by the Superintendencia de Banca, Seguros y AFP’s (SBS). The information presented in U.S. dollars is for the convenience of the reader only.

Note on Forward-Looking Statements
This press release may contain forward-looking statements.  These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.  Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements.  Such statements reflect the current views of management and are subject to a number of risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

 Second Quarter 2013 Earnings Release

Interim consolidated statements of financial position
As of June 30, 2013 and December 31, 2012

Assets	As of Jun-13 S/. (000)	As of Dic-12 S/. (000)
Current assets
Cash and term deposits	991,637	473,785
Trade and other receivables	82,167	69,395
Income tax prepayments	18,078	21,464
Inventories	311,773	278,149
Prepayments	26,879	10,616
	1,430,534	853,409

Assets	As of Jun-13 S/. (000)	As of Dic-12 S/. (000)
Non-current assets
Other receivables	41,187	36,110
Available-for-sale financial investments	40,864	34,887
Property, plant and equipment	1,483,846	1,394,835
Exploration and evaluation assets	53,284	49,486
Deferred income tax assets	16,358	13,438
Other assets	1,195	1,159
	1,636,734	1,529,915

Total assets	3,067,268	2,383,324

Liabilities and equity	As of Jun-13 S/. (000)	As of Dic-12 S/. (000)
Current liabilities
Trade and other payables	142,060	132,764
Interest-bearing loans and borrowings	-	22,884
Income tax payable	103	75
Provisions	14,487	24,029
	156,650	179,752

	As of Jun-13 S/. (000)	As of Dic-12 S/. (000)
Non-current liabilities
Interest-bearing loans and borrowings	819,598	192,571
Other non-current provisions	14,923	16,578
Deferred income tax liabilities, net	105,287	100,308
	939,808	309,457

Total liabilities	1,096,458	489,209

Equity	As of Jun-13 S/. (000)	As of Dic-12 S/. (000)
Capital stock
Capital stock	531,461	531,461
Investment shares	50,503	50,503
Additional paid-in capital	557,123	558,478
Legal reserve	111,853	105,221
Other components of equity	22,410	16,711
Retained earnings	634,171	570,878

Equity attributable to owners of the parent	1,907,521	1,833,252
Non-controlling interests	63,289	60,863

Total equity	1,970,810	1,894,115

Total liabilities and equity	3,067,268	2,383,324

                      Second Quarter 2013 Earnings Release

Interim consolidated statements of comprehensive income

For the three and six-month periods ended June 30, 2013 and June 30, 2012

	2Q13	2Q12	6M13	6M12
	S/. (000)	S/. (000)	S/. (000)	S/. (000)

Sales of goods	295,208	265,450	586,535	542,798
Cost of sales	-161,128	-167,221	-331,811	-335,120
Gross profit	134,080	98,229	254,724	207,678

Operating expenses

Administrative expenses	-47,898	-47,790	-91,649	-90,342
Selling and distribution expenses	-6,977	-6,834	-14,466	-13,865
Other operating (expenses) income, net	-1,379	1,431	-1,744	1,287
Total operating expenses , net	-56,254	-53,193	-107,859	-102,920

Operating profit	77,826	45,036	146,865	104,758

Operating income (expenses)

Finance income	7,609	6,164	15,114	12,215
Finance costs	-9,867	-9,345	-17,543	-18,535
Net loss from exchange difference	-41,890	-118	-44,999	-617

Total other income (expenses), net	-44,148	-3,299	-47,428	-6,937

Profit before income tax	33,678	41,737	99,437	97,821

Income tax expense	-10,305	-11,880	-30,959	-28,040
Profit for the period	23,373	29,857	68,478	69,781

Attributable to:
Equity holders of the parent	23,864	30,760	69,925	71,350
Non-controlling interests	-491	-903	-1,447	-1,569
	23,373	29,857	68,478	69,781

Earnings per share
Basic and diluted profit for period attributable to holders of common shares and investment shares of the parent (S/. per share)	0.04	0.05	0.12	0.13
Profit for the period	23,373	29,857	68,478	69,781

         Second Quarter 2013 Earnings Release

Interim consolidated statements of changes in equity
For the six-month period ended June 30, 2013 and June 30, 2012

	Attributable to owners of the parent
	Capital	Investment	Additonal	Legal	Available-for-sale	Foreign currency	Retained earnings	Total	Non-controlling	Total
	stock S/. (000)	shares S/. (000)	paid-in capital S/. (000)	reserve S/. (000)	reserve S/. (000)	translation reserve S/. (000)	S/. (000)	S/. (000)	interests S/. (000)	equity S/. (000)

Balance as of January 1, 2012	418,777	49,575	-	90,451	9,257	-1,228	473,721	1,040,553	33,032	1,073,585
Profit for the period	-	-	-	-	-	-	71,350	71,350	-1,569	69,781
Other comprehensive income	-	-	-	-	5,054	-14	-	5,040	-4	5,036
Total comprehensive income	-	-	-	-	5,054	-14	71,350	76,390	-1,573	74,817

Issue of common and investment shares	111,484	928	558,655	-	-	-	-	671,067	-	671,067
Appropriation of legal reserve	-	-	-	6,581	-	-	-6,581	-	-	-
Contribution of non-controlling interests	-	-	-	-	-	-	-	-	18,309	18,309
Other adjustments to non-controlling interests			-2,713	-	-	-	-	-2,713	2,713	-
Balance as of June 30, 2012	530,261	50,503	555,942	97,032	14,311	-1,242	538,490	1,785,297	52,481	1,837,778

Balance as of January 1, 2013	531,461	50,503	558,478	105,221	18,226	-1,515	570,878	1,833,252	60,863	1,894,115
Profit for the period	-	-	-	-	-	-	69,925	69,925	-1,447	68,478
Other comprehensive income	-	-	-	-	4,184	1,515	-	5,699	76	5,775
Total comprehensive income	-	-	-	-	4,184	1,515	69,925	75,624	-1,371	74,253

Refund of capital contribution of non-controlling interests	-	-	-	-	-	-	-	-	-1,024	-1,024
Appropriation of legal reserve	-	-	-	6,632	-	-	-6,632	-	-	-
Contribution of non-controlling interests	-	-	-	-	-	-	-	-	3,466	3,466
Other adjustments to non-controlling interests	-	-	-1,355	-	-	-	-	-1,355	1,355	-

Balance as of June 30, 2013	531,461	50,503	557,123	111,853	22,410	-	634,171	1,907,521	63,289	1,970,810